For Immediate Release

Bell Canada announces redemption price for Series M-36 debentures due April 2018

MONTRÉAL, October 4, 2017 – Bell Canada announced on September 29, 2017 that it would redeem effective on October 9, 2017 (the “Redemption Date”), prior to maturity, all of its outstanding $300 million principal amount of 4.88% Debentures, Series M-36, due April 26, 2018 (the “Series M-36 Debentures”). Today, Bell Canada has determined the redemption price payable for the Series M-36 Debentures according to the terms of such debentures.

The redemption price for the Series M-36 Debentures must be equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-36 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the Redemption Date. The “Canada Yield Price”, calculated today in accordance with the terms of the Series M-36 Debentures, is $1,017.480 per $1,000 of principal amount. Accordingly, the Series M-36 Debentures will be redeemed effective on the Redemption Date at a price equal to $1,017.480 per $1,000 of principal amount of debentures plus $22.241 per $1,000 of principal amount comprised of accrued and unpaid interest up to, but excluding, the Redemption Date and interest for the October 9, 2017 banking holiday in Canada at the Government of Canada Yield (as determined under the terms of the Series M-36 Debentures) plus 0.46%. The redemption price and interest will be paid on October 10, 2017.

About Bell

Bell is Canada’s largest communications company, providing broadband wireless, TV, Internet and business communication services from Bell Canada, Bell Aliant and Bell MTS. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and provides significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean—charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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